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                                                                      Exhibit A

FOR IMMEDIATE RELEASE

                PUBLICIS TO COMMENCE $28 PER SHARE TENDER OFFER
                      FOR 9,619,904 SHARES OF TRUE NORTH

-- FILES PROXY TO SOLICIT VOTES AGAINST PENDING TRUE NORTH MERGER WITH BOZELL --

PARIS, December 4, 1997 -- Publicis S.A. announced today that it sent the following letter to the Board of Directors of True North Communications, Inc.:

Board of Directors
True North Communications Inc.
101 East Erie Street
Chicago, Illinois 60611
USA

Members of the Board:

     As you know, on November 10, 1997, I wrote to you to propose a business combination between Publicis and True North in which each outstanding share of True North would be valued at $28. We were therefore disappointed when True North notified us on November 17 that the Board had declined Publicis' invitation to discuss the transaction.

     Since that date, True North's Proxy Statement/Prospectus with respect to the pending merger with Bozell has been made public. The information set forth in that document confirms our strong conviction that the Bozell transaction is contrary to the interests of True North's stockholders. Publicis' view that the Bozell merger does nothing to address True North's strategic imperatives has only been compounded by your recent disclosure of the financial aspects of the Bozell deal. Not only does the acquisition magnify True North's international weaknesses, but it does so at a price that is far in excess of any reasonable valuations of Bozell's businesses.

     After an intensive review of True North, we have concluded that the financial and strategic imperatives of combining our two companies are too compelling to ignore. Accordingly, I am writing to inform you of Publicis' intention to commence an all-cash tender offer for 9,619,904 shares of True North stock at a price of $28 per share. We believe that this represents an exceptionally attractive opportunity for your share owners--specifically, our all-cash offer represents a 20% premium over the price of the True North stock on the day prior to the announcement of our $28 proposal.


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     After consummation of the tender offer, Publicis and its affiliates would be the beneficial owners of a majority of the issued and outstanding True North shares. Publicis would then consummate a business combination with True North in which Publicis' worldwide advertising network would be combined with True North's.

     In the combination of our two businesses, True North would become the owner of all of Publicis' advertising-related assets and the proposed transaction would effectively consolidate the True North and Publicis agency networks under True North's control. Following consummation of those transactions, the True North common stock would continue to be outstanding and listed on the New York Stock Exchange. In exchange for the transfer of Publicis' businesses to True North, True North would issue to Publicis additional shares. In the proposed transaction, Publicis' businesses would be transferred to True North at a valuation for such businesses which would yield an estimated post-transaction value of $28 per True North share.

     The transaction we propose represents a unique opportunity to build a combined enterprise capable of delivering the worldwide services that today's global marketers demand. Together, our businesses would have annual revenue of over $1.2 billion and would have operations in 77 countries around the world. The fit between our two companies is perfect, and we at Publicis have nothing but the highest respect for the senior agency personnel and other creative staff at the True North agencies, the vast majority of whom we intend to retain following consummation of the transaction.

     Our offer is not subject to any financing contingencies. The offer is, of course, subject to the termination of the Bozell Merger Agreement in accordance with its terms. Publicis intends to solicit proxies against the Bozell merger and has today filed with the SEC preliminary proxy materials in opposition to your pending transaction. We are committed to maximizing the value of the stockholders' investment in True North. Therefore, even if you refuse to consider our offer, we intend to demand that the Board solicit competing proposals for the sale of True North. Publicis is prepared to participate in such an auction by making an offer for the company at least equal in value to our current proposal. If a competing bidder makes an offer for True North at better terms than those of our final bid, Publicis intends to support such an offer.

     We are convinced that a merger of Publicis' and True North's businesses makes compelling strategic and financial sense for both our companies and our respective stockholders, clients and employees. We are willing to negotiate an agreement, and as I have previously indicated, I am ready to meet with you at any time to present our plans and to discuss all aspects of our proposal.

Sincerely,

Maurice Levy